Bear Stearns ARM Trust Mortgage Pass-Through Certificates, Series 2007-5 Preliminary Term Sheet

New Issue Marketing Materials

$397,644,000 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2007-5

EMC Mortgage Corporation
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller and Sponsor

Structured Asset Mortgage Investments II Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon information as of August 1, 2007.

August 29, 2007

Bear, Stearns & Co. Inc. ARM Whole Loan Desk (212) 272-4976	August 29, 2007
This information should be considered only after reading the Bear Stearns’ Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the “Statement”), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. All amounts are approximate and subject to change.

STATEMENT REGARDING FREE WRITING PROSPECTUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement.  Please click here  http://www.bearstearns.com/prospectus/sami or visit the following website: “www.bearstearns.com/prospectus/sami” for a copy of the base prospectus applicable to this offering.

The Information in this free writing prospectus is preliminary and is subject to completion or change.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to in this free writing prospectus.

The Information in this free writing prospectus supersedes any inconsistent information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase.

This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The securities referred to in this free writing prospectus are being sold when, as and if issued.  The issuer is not obligated to issue such securities or any similar security and our obligation to deliver such security is subject to the terms and conditions of our underwriting agreement with the issuer and the availability of such security when, as and if issued by the issuer. You are advised that securities may not be issued that have the characteristics described in this free writing prospectus.  Our obligation to sell such securities to you is conditioned on the mortgage loans and certificates having the characteristics described in this free writing prospectus or in any other information provided to you prior to the time of your commitment to purchase.  If for any reason we do not deliver such securities, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

A contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.  You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

Please be advised that asset-backed securities may not be appropriate for all investors.  Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk.  Investors should fully consider the risk of an investment in these securities.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear with this communication to which this free writing prospectus is attached relating to:

(1) these materials not constituting an offer (or a solicitation of an offer),
(2) no representation that these materials are accurate or complete and may not be updated, or
(3) these materials possibly being confidential,

are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the “Information”) may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities described therein.  Should you receive Information that refers to the “Statement Regarding Assumptions and Other Information”, please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information.  Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed.  Performance results are based on mathematical models that use inputs to calculate results.  As with all models, results may vary significantly depending upon the value given to the inputs.  Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments),  interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data,  reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, remittance reports and trustee statements).  Models used in any analysis may be proprietary, the results therefore, may be difficult for any third party to reproduce.  Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested using assumptions different from those included in the Information.  The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed facts and circumstances.  Offering Documents contain data that is current as of their publication dates and after publication may no longer be accurate, complete or current.  Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

 Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid  and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by Bear Stearns or any other person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market at any time, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns or may be assigned to any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: Bear Stearns and/or individuals associated therewith may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities.

  $397,644,000
Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2007-5
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Ratings (2) (S&P/Fitch)	Credit Enhancement %age (2)	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates
I-A-1	$62,690,000	AAA/AAA	11.25%	WAC (3)	5-Yr. Hybrid	Group I Super Senior PT
I-A-2	$5,298,000	AAA/AAA	3.75%	WAC (3)	5-Yr. Hybrid	Group I Senior Support PT
II-A-1	$100,606,000	AAA/AAA	11.25%	WAC (4)	7-Yr. Hybrid	Group II Super Senior PT
II-A-2	$8,502,000	AAA/AAA	3.75%	WAC (4)	7-Yr. Hybrid	Group II Senior Support PT
III-A-1	$185,188,000	AAA/AAA	15.00%	WAC (5)	10-Yr. Hybrid	Group III Super Senior PT
III-A-2	$24,510,000	AAA/AAA	3.75%	WAC (5)	10-Yr. Hybrid	Group III Senior Support PT
III-X-1	Notional (6)	AAA/AAA	N/A	Fixed (6)	10-Yr. Hybrid	Group III Interest Only
B-1	$6,027,000	AA/NR	2.25%	WAC (7)	Total Portfolio	Crossed Subordinate
B-2	$3,416,000	A/NR	1.40%	WAC (7)	Total Portfolio	Crossed Subordinate
B-3	$1,407,000	BBB/NR	1.05%	WAC (7)	Total Portfolio	Crossed Subordinate
Non-Offered Certificates
B-4	$2,008,000	BB/NR	0.55%	WAC (7)	Total Portfolio	Crossed Subordinate
B-5	$1,407,000	B/NR	0.20%	WAC (7)	Total Portfolio	Crossed Subordinate
B-6	$806,806	NR/NR	0.00%	WAC (7)	Total Portfolio	Crossed Subordinate
(1)
The Senior Certificates are subject to a variance of +/-10%.  In the case of the Subordinate Certificates, the certificate sizes are subject to a variance required to maintain the ratings as described above.

(2)	The Credit Enhancement percentages are preliminary and are subject to change based up the final pool as of the Cut-Off Date and additional rating agency analysis.

(3)
The Class I-A-1 Certificates and Class I-A-2 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group I Mortgage Loans.  The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.834%.

(4)
The Class II-A-1 Certificates and Class II-A-2 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group II Mortgage Loans.  The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 6.051%.

(5)
Up to and including the distribution date in July 2017, the Class III-A-1 Certificates and Class III-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans minus approximately 0.271%.  After the distribution date in July 2017, the Class III-A-1 Certificates and Class III-A-2 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group III Mortgage Loans.  The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 6.000%.

(6)
Up to and including the distribution date in July 2017, the Class III-X-1 Certificates will bear interest at a fixed pass-through rate equal to approximately 0.271% based on a notional balance equal to the aggregate current principal balance of the Class III-A-1 Certificates and Class III-A-2 Certificates.  After the distribution date in July 2017, the Class III-X-1 Certificates will not bear any interest.

(7)
The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the weighted average of the Net Rates of the Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group the Current Principal Balance of the related Classes of Class A Certificates.  The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 6.132%.

Collateral Description:
As of the Cut-Off Date, the aggregate principal balance of the Mortgage Loans described herein will be approximately $401 million and includes information pertaining to subsequent mortgage loans identified and expected to be transferred into the trust no later than November 15, 2007.  The subsequent mortgage loans are expected to be approximately 18% of the collateral balance.  The Mortgage Loans will include initial and subsequent mortgage loans.  The initial mortgage loans will be the mortgage loans deposited into the trust on the closing date and the subsequent mortgage loans will be the mortgage loans purchased with amounts on deposit in the related pre-funding account described herein.  The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, One-Year CMT or Six-Month LIBOR indexed mortgage loans with initial rate adjustments occurring five, seven, and ten years after the date of origination (“Hybrid ARMs”), and have been divided into three loan groups. The Mortgage Loans are secured by first liens on one- to four-family residential properties.  Approximately 91.87% (by principal balance) of the loans require for payments of interest only for a term equal to 60, 84, or 120 months of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over their remaining term. The remaining mortgage loans fully amortize over their original term (generally 30 years).

The collateral set forth in this term sheet represents a statistical sample of the total pool.

Below is a further summary of the collateral characteristics of the Mortgage Loans.
	% of	Gross	Net	WAM	Gross	Net	Initial	Period	Max	Mos to Roll
Group	Pool	WAC	WAC	(mos.)	Margin	Margin	Cap	Cap	Rate
Group I	17.58	6.084%	5.834%	359	2.257%	2.008%	5.000%	1.839%	11.084%	58
Group II	28.21	6.247%	6.051%	359	2.250%	2.054%	5.004%	1.978%	11.250%	83
Group III	54.21	6.463%	6.271%	359	2.255%	2.063%	5.000%	1.995%	11.463%	119
Totals:	100.00	6.335%	6.132%	359	2.254%	2.051%	5.001%	1.963%	11.336%	98

Prepayment Penalty Table*

Group	No PrePay	6 Months or Less	7 Months to 12 Months	24 Months	30 Months	36 Months	42 Months	60 Months
Group I	69.52%	2.54%	16.63%	3.48%	0.00%	7.84%	0.00%	0.00%
Group II	71.08%	0.31%	23.61%	0.00%	0.00%	3.07%	0.00%	1.93%
Group III	49.39%	0.00%	23.96%	0.00%	0.00%	14.78%	0.00%	11.87%
Total	59.05%	0.53%	22.57%	0.61%	0.00%	10.26%	0.00%	6.98%
*The Prepayment Penalties are generally hard, therefore borrowers will be required to pay the penalty if house is sold.

NOTE: the information related to the Mortgage Loans described herein reflects information as of August 1, 2007.  It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%.  Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.

Depositor:	Structured Asset Mortgage Investments II Inc.
Seller and Sponsor:	EMC Mortgage Corporation.
Originators:
The originators of the mortgage loans are Countrywide (approximately 93.71%), and three other originators under 4.00%. The underwriting guidelines will be more fully described in the prospectus supplement.

Underlying Servicers:
The servicers of the mortgage loans are Countrywide (approximately 93.71%), and EMC Mortgage Corporation (approximately 6.29%).  The underwriting guidelines will be more fully described in the prospectus supplement.

Trustee:	Wells Fargo, N.A.
Master Servicer:	EMC Mortgage Corporation
Securities Administrator:	Wells Fargo, N.A.
Custodian:	Treasury Bank and Wells Fargo, N.A.
Underwriter:	Bear, Stearns & Co. Inc.
Cut-off Date:	August 1, 2007
Closing Date:	August 31, 2007
Rating Agency:	The Offered Certificates will be rated by Standard and Poor’s (“S&P”) and Fitch Ratings (“Fitch”). The Non-Offered Certificates will be rated by S&P.
Legal Structure:	REMIC.
Optional Clean-Up Call:
The Depositor, or its designee, may purchase all of the Mortgage Loans in the trust after the scheduled principal balance of the Mortgage Loans remaining in the trust has been reduced to less than 10% of the scheduled principal balance of the mortgage loans as of the Cut-off Date, thereby causing termination and early retirement of the Certificates.

Distribution Date:	25th day of each month (or the next business day), commencing September 25, 2007.
Last Scheduled Distribution Date:	October 25, 2037
Certificates:
The trust will issue the Class A, Class X and Class R Certificates, which are also referred to collectively herein as the Senior Certificates. The trust will also issue the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, and Class B-6 Certificates, which are sometimes referred to herein as the Subordinate Certificates.  The Senior Certificates will represent interests principally in the related loan group set forth in the table above.  The Subordinate Certificates represent interest in all loan groups.

Class A Certificates:	The Class I-A-1, Class I-A-2, Class II-A-1, Class II-A-2, Class III-A-1 and Class III-A-2 Certificates.
Class X Certificates:	The Class III-X-1 Certificates.
Offered Certificates:	The Class A, Class X, Class B-1, Class B-2 and Class B-3 Certificates.
Non-Offered Certificates:	The Class B-4, Class B-5 and Class B-6 Certificates.
Remittance Type:	Scheduled/Scheduled.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream and Euroclear.
ERISA Considerations:
The Offered Certificates are expected to be eligible for purchase by ERISA plans.  A fiduciary of any benefit plan should review very carefully with its legal advisors whether the purchase or holding of any Certificates is a prohibited transaction or not otherwise permissible under ERISA.

SMMEA Eligibility:	The Offered Certificates, other than the Class B-2 Certificates and Class B-3 Certificates, are expected to constitute “mortgage related securities” for purposes of SMMEA.
Denominations:	The Offered Certificates are issuable in minimum denominations of an original amount of $100,000 and multiples of $1,000 in excess thereof.
Record Date:	With respect to the Certificates and any Distribution Date, the last day of the prior calendar month.
Delay Days:	With respect to the Certificates, 24 days.
Interest Accrual Period:
The Interest Accrual Period on the Certificates and any Distribution Date is the one-month period preceding the month in which such Distribution Date occurs prior to such Distribution Date. Distributions of interest on the certificates will be based on a 360-day year and a 30 day month.

Prepayment Period:
Unless otherwise described in the related servicing agreement, the Prepayment Period with respect to any Distribution Date is the calendar month immediately proceeding the month in which such Distribution Date occurs.

Compensating Interest:
On each Distribution Date, the related Servicer is required to pay Compensating Interest up to the amount of the related Servicing Fee to cover prepayment interest shortfalls due to partial and/or full prepayments on the Mortgage Loans that occurred during the Prepayment Period.

Advancing Obligation:	The related Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent deemed recoverable.
Prepayment Assumption:	A 100% prepayment assumption assumes that the outstanding principal balance of the Mortgage Loans prepays at a constant prepayment rate (“CPR”) of 25% in every month of the life of such pool.
Servicing Fee:
With respect to each mortgage loan, a fee that accrues at the related Servicing Fee Rate on the same principal balance on which the interest on the mortgage loan accrues for the calendar month. The Weighted Average Servicing Fee Rate for the pool of Mortgage Loans is 0.203% per annum.  93.71% of the mortgage pool has servicing fees that step-up after the hybrid period.

Underwriting Standards:	The Mortgage Loans were underwritten to the guidelines of the related Originator as more fully described in the term sheet supplement.
Credit Enhancement:
Credit Enhancement for the certificates will be provided by a senior/subordinate shifting interest structure with the Senior Support Certificates. The Senior Support Certificates provide credit support for the Super Senior Certificates. The Subordinate Certificates provide credit support for the Senior Certificates and other Subordinate Certificates with a lower class designation.

Pre-funded Amount:
The amount deposited by the depositor in the Pre-Funding Account on the Closing Date for the subsequent mortgage loans.  The Pre-Funding Amount is expected to be approximately 18% of the collateral balance.

Pre-funding Period:	The period from the Closing Date up to and including November 15, 2007, in which the seller may purchase subsequent Mortgage Loans for inclusion in the trust with amounts in the Pre-Funding Account.

Cash-Flow Description:
Distributions on the certificates will be made on the 25th day of each month (or next business day), beginning in September 2007.  The payments to the certificates, to the extent of available funds, will be made according to the following priority:

Group I Available Funds
1)  Payments of interest to the holders of the Class I-A-1 Certificates and Class I-A-2 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on page 4 hereof); and
2)  Payments of principal to the holders of the Class I-A-1 Certificates and Class I-A-2 Certificates based on their respective Current Principal Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group I.

Group II Available Funds
1)  Payments of interest to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates based on the interest due and payable, at a rate equal to their respective  Pass-Through Rates (as described on page 5 hereof); and
2)  Payments of principal to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates based on their respective Current Principal Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II.

Group III Available Funds
1)  Payments of interest to the holders of the Class III-A-1, Class III-A-2 and Class III-X-1 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on page 5 hereof); and
2)  Payments of principal to the holders of the Class III-A-1 Certificates and Class III-A-2 Certificates based on their respective Current Principal Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group III.

Class B Certificates Available Funds
1)  Payment of interest sequentially to the Class B Certificates, the interest due and payable for such distribution date;
2)  Payment of interest remaining undistributed from previous distribution dates  sequentially to the Class B Certificates; and
3)  Such class’s allocable share for such distribution date.

Shifting Interest:
The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including August 2014.  The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinated Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related  Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% of the Original Principal Amount of the Subordinate Certificates for each test date.

Notwithstanding the foregoing, if after 3 years the then current Subordinate Percentages is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the  Mortgage Loans do not exceed (a) on or prior to August 2010, 20% of the Original Principal Amount of the Subordinate Certificates or (b) after August 2010, 30% of the Original Principal Amount of the Subordinate Certificates, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:
Realized Losses on the Mortgage Loans will be allocated to the most junior class of certificates outstanding beginning with the Class B-6 Certificates until the current Principal balance of each Subordinate Class has been reduced to zero.

Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated first to the Class I-A-2 Certificates until zero and then to the Class I-A-1 Certificates, Realized Losses on the Group II Mortgage Loans will be allocated first to the Class II-A-2 Certificates until reduced to zero and then to the Class II-A-1 Certificates, Realized Losses on the Group III Mortgage Loans will be allocated first to the Class III-A-2 Certificates until reduced to zero and then to the Class III-A-1 Certificates.

Static Pool Information:
Information concerning the sponsor’s prior residential mortgage loan securitization involving prime or alternative-a mortgage loans secured by first lien mortgages or deeds of trust in residential real properties issued by the depositor is available on the internet at http://www.bearstearns.com/transactions/sami_ii/bsarm2007-5 and with respect to the experience of Countrywide in securitizing asset pools of the same type  http://www.countrywidedealsdata.com/?CWDD=01200608. On this website, you can view for each of these securitizations, summary pool information as of the applicable securitization cut-off date and delinquency, cumulative loss, and prepayment information as of each distribution date by securitization for the past five years, or since the applicable securitization closing date if the applicable securitization closing date occurred less than five years from the date of this term sheet.  Each of these mortgage loan securitizations is unique, and the characteristics of each securitized mortgage loan pool varies from each other as well as from the mortgage loans to be included in the trust that will issue the certificates offered by this term sheet. In addition, the performance information relating to the prior securitizations described above may have been influenced by factors beyond the sponsor’s control such as housing prices and market interest rates. Therefore, the performance of these prior mortgage loan securitizations is likely not to be indicative of the future performance of the mortgage loans to be included in the trust related to this offering.

Contact Information
MBS Trading

Paul Van Lingen	Tel: (212) 272-4976
Senior Managing Director	pvanlingen@bear.com

Mark Michael	Tel: (212) 272-4976
Managing Director	mmichael@bear.com

MBS Structuring

Chris Han	Tel: (212) 272-5175
Analyst	chan@bear.com

MBS Banking

Deirdre Burke	Tel: (212) 272-7646
Vice President	dburke@bear.com

Craig Meltzer	Tel: (212) 272-1516
Analyst	cmeltzer@bear.com

Syndicate

Carol Fuller	Tel: (212) 272-4955
Senior Managing Director	cfuller@bear.com

Jayme Fagas	Tel: (212) 272-4955
Managing Director	jfagas@bear.com

Rating Agencies

Errol Arne – S&P	Tel: (212) 438-2089
errol_arne@standardandpoors.com

Joanna Su – Fitch	Tel: (212) 908-0656
joanna.su@fitchratings.com